

August 31, 2012

Via E-mail
Mr. David Fuhrman
Chief Executive Officer
Cimarron Software, Inc.
15 South 1200 East
Salt Lake City, UT 84102

> **Re:** **Cimarron Software, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 10, 2012**
> **File No. 333-181388**

Dear Mr. Fuhrman:

We have reviewed your amended filing and the related response letter dated August 10, 2012 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 3, 2012.

General

1. Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

2. As a related matter, please update other parts of your registration statement as appropriate, such as your selling shareholder information and certain relationships disclosure. We refer by way example, without limitation, to Items 507 and 404(a) of Regulation S-K. As such, you should be sure that the information included in your filing is provided as of the most recent practicable date as required.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: <u>Via E-mail</u>
       Lance Brunson, Esq.
       Vincent & Rees, L.C.